Exhibit 2.1

ASSET PURCHASE AGREEMENT

between:

FAIRMARKET, INC.,

a Delaware corporation;

and

EBAY INC.,

a Delaware corporation

Dated as of June 20, 2003

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT  is entered into as of June 20, 2003, by and  between FAIRMARKET, INC., a Delaware corporation (the “Seller”), and EBAY INC., a Delaware corporation (the “Purchaser”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.            The Seller and the Purchaser wish to provide for the sale of certain assets of the Seller and the Seller Subsidiaries to the Purchaser, and the assumption of certain liabilities of the Seller and the Seller Subsidiaries by the Purchaser, on the terms set forth in this Agreement.

B.            In order to induce the Purchaser to enter into this Agreement and to consummate the Transactions, concurrently with the execution and delivery of this Agreement, certain stockholders of the Seller are executing voting agreements and irrevocable proxies in favor of the Purchaser.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1.                                      SALE OF ASSETS; RELATED TRANSACTIONS.

1.1          Sale of Assets.  The Seller shall cause to be sold, assigned, transferred, conveyed and delivered to the Purchaser, at the Closing (as defined below), all right, title and interest in and to the Transferred Assets (as defined below), free and clear of any Encumbrances, other than Permitted Liens, on the terms and subject to the conditions set forth in this Agreement.  For purposes of this Agreement, “Transferred Assets” shall mean and include all of the properties, rights, interests and tangible and intangible assets (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP) specifically identified or described in clauses “(a)” through “(g)” below, whether existing as of the date of this Agreement or acquired during the Pre-Closing Period:

(a)           all Intellectual Property owned or purported to be owned by the Seller, Intellectual Property Rights embodied in or related to such Intellectual Property and related goodwill of the Seller (including the Intellectual Property and Intellectual Property Rights identified on Schedule 1.1(a));

(b)           all rights of the Seller and each of the Seller Subsidiaries under: (i) the Seller Contracts identified on Schedule 1.1(b); and (ii) any Seller Contract entered into during the Pre-Closing Period to the extent that, prior to the Closing, the Purchaser notifies the Seller in writing that such Seller Contract is a Transferred Contract (it being understood that if during the Pre-Closing Period the Seller enters into a Seller Contract without the prior written consent of the Purchaser, then notwithstanding clause “(ii)” of this Section 1.1(b), the Purchaser shall be entitled to designate such Seller Contract as a Transferred Contract at any time (either before or after the Closing) within 15 days after the Seller provides the Purchaser with a copy of such Seller Contract and notifies the Purchaser that such Seller Contract was entered into during the Pre-Closing Period without the Purchaser’s consent) (the Seller Contracts to be acquired by the Purchaser pursuant to this Section 1.1(b) being referred to in this Agreement as the “Transferred Contracts”);

(c)           the rights in respect of Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees described in Section 10.5;

(d)           except for any accounts receivable relating to Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees and Professional Services Fees (which are addressed in Section 1.1(c)) and accounts receivable due from the Purchaser, all accounts receivable of the Seller and the Seller Subsidiaries as of the Closing Date that relate to obligations under the Transferred Contracts that must be performed after the Closing Date (the receivables referred to in this Section 1.1(d) being referred to in this Agreement as the “Transferred Receivables”);

(e)           all rights of the Seller (other than with respect to clauses “(ii)” and “(iii)” of this sentence, rights to the extent related to Excluded Assets) under: (i) each Seller Contract with any current or former employee of the Seller containing an assignment or license of Intellectual Property or Intellectual Property Rights to the Seller to the extent necessary or useful to protect such Intellectual Property or Intellectual Property Rights; (ii) each Seller Contract (other than those described in clause “(i)” of this sentence) containing an assignment or license to the Seller of Intellectual Property or Intellectual Property Rights included in the Transferred Assets to the extent necessary or useful to protect such Intellectual Property or Intellectual Property Rights; and (iii) each Seller Contract (other than those listed on Part 1.1(e) of the Disclosure Schedule) containing confidentiality or non-disclosure provisions protecting any Intellectual Property or Intellectual Property Rights of the Seller included in the Transferred Assets to the extent necessary or useful to protect such Intellectual Property or Intellectual Property Rights; provided, however, that if any rights under any of the Contracts described in clauses “(i)”, “(ii)” or “(iii)” of this sentence cannot be assigned without the Consent of the other party thereto and such Consent shall not have been obtained prior to the Closing, then such rights shall not be transferred to the Purchaser unless and until such Consent shall have been obtained;

(f)            all claims (including claims for past infringement or misappropriation of Intellectual Property or Intellectual Property Rights) and causes of action of the Seller and the Seller Subsidiaries against other Persons (regardless of whether or not such claims and causes of action have been asserted by the Seller or either of the Seller Subsidiaries), and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by the Seller and each of the Seller Subsidiaries (regardless of whether such rights are currently exercisable) relating to the Transferred Assets, except claims and causes of action against any party with respect to any matter identified or referred to in Items 2, 4 and 5 of Parts

2.4(e) and 2.4(f) of the Disclosure Schedule and except for the Seller’s rights under the Existing Commercial Agreements; and

(g)           all lists and account histories with respect to customers of the Seller and each of the Seller Subsidiaries under the Transferred Contracts and all other books, records, files, data and databases of the Seller and each of the Seller Subsidiaries relating to the Transferred Assets.

Notwithstanding the foregoing, the Seller is not selling, assigning, transferring, conveying or delivering to the Purchaser, and the Transferred Assets shall not include, any of the assets specifically identified on Schedule 1.1(z) (the “Excluded Assets”).

1.2          Purchase Price.

(a)           As consideration for the sale of the Transferred Assets to the Purchaser, the Purchaser shall pay a total of $4,500,000, as follows:

(i)            at the Closing, the Purchaser shall pay to the Seller, by wire transfer of immediately available funds to an account designated by the Seller prior to the Closing, a total of $2,500,000;

(ii)           at the Closing, the Purchaser shall deposit the sum of $2,000,000 in an escrow account (the “Escrow Account”) to be established as of the Closing Date pursuant to an Escrow Agreement among the Seller, the Purchaser and Zions First National Bank (the “Escrow Agent”), in substantially the form of Exhibit E (the “Escrow Agreement”);

(iii)         at the Closing, the Purchaser shall assume all of the Assumed Liabilities (as defined below) (other than any Assumed Liabilities assumed by the Purchaser or any affiliate of the Purchaser pursuant to Sections 1.2(a)(iv) and 1.2(a)(v)) by delivering to the Seller an Assignment and Assumption Agreement in substantially the form of Exhibit F (the “Assignment and Assumption Agreement”);

(iv)          at the Closing, the Purchaser or an affiliate of the Purchaser shall assume the Assumed Liabilities relating to Transferred Contracts to which the Seller’s subsidiary in the United Kingdom is a party by delivering to the Seller an Assignment and Assumption Agreement in substantially the form of Exhibit G (the “U.K. Assignment and Assumption Agreement”); and

(v)            at the Closing, the Purchaser or an affiliate of the Purchaser shall assume the Assumed Liabilities relating to Transferred Contracts to which the Seller’s subsidiary in Australia is a party by delivering to the Seller an Assignment and Assumption Agreement in substantially the form of Exhibit H (the “Australia Assignment and Assumption Agreement”).

(b)           For purposes of this Agreement “Assumed Liabilities” shall mean only the obligations of the Seller and the Seller Subsidiaries under the Transferred Contracts, but only to the extent such obligations: (i) arise after the Closing Date; (ii) do not arise from or relate to any breach by the Seller of any provision of any of the Transferred Contracts; (iii) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach by the Seller, the Purchaser or any of their respective affiliates of any of the Transferred Contracts; and (iv) are ascertainable solely by reference to the express terms of the Transferred Contracts (it being understood that if a Transferred Contract includes a formula that identifies the manner in which amounts due thereunder are to be calculated, but does not include all of the underlying data to be used with the formula because, for example, such data does not yet exist, the payment obligations contemplated by such formula shall be deemed to be ascertainable solely by reference to the express terms of such Transferred Contract).

(c)           Notwithstanding anything to the contrary contained in this Agreement, the “Assumed Liabilities” shall not include, and the Purchaser shall not be required to assume or to perform or discharge: (i) subject to Section 1.4, any Liability of the Seller or any of its affiliates with respect to any Tax; (ii); (ii) any Liability of the Seller or any of its affiliates to any current or former employee, independent contractor, securityholder or other Representative of the Seller or any of its affiliates (other than with respect to any such Representative or independent contractor of the Seller or the Seller Subsidiaries that is a party to a Transferred Contract, the obligations of the Seller under the Transferred Contracts in accordance with Section 1.2(b)); (iii) any Liability under any Contract other than the Transferred Contracts; or (iv) any other Liability that is not referred to specifically in Section 1.2(b).

1.3          Electronic Transfer of Transferred Assets.  The Seller and the Purchaser agree that any of the Intellectual Property or Intellectual Property Rights included in the Transferred Assets (including software) and any documentation related thereto that can be transmitted to the Purchaser electronically will be so transmitted to the Purchaser promptly following the Closing and will not be delivered to the Purchaser on any tangible medium.  Promptly following any electronic transmission, the Seller shall execute and deliver to the Purchaser a certificate in a form reasonably acceptable to the Purchaser and containing, at a minimum, the following information: (a) the date of transmission; (b) the time the transmission was commenced and concluded; (c) the name of the individual who made the transmission; (d) the signature of such individual; and (e) a general description of the nature of the items transmitted sufficient to distinguish the transmission from other transmissions.

1.4          Sales Taxes.  The Seller and the Purchaser shall equally bear and pay, and shall reimburse the other for its half of, any sales Taxes, use Taxes, transfer Taxes, documentary charges, recording fees or similar Taxes, charges, fees or expenses that may become payable in connection with the sale of the Transferred Assets to the Purchaser.

1.5          Allocation.  Prior to the Closing, the Purchaser and the Seller shall jointly prepare an allocation of the consideration referred to in Sections 1.2(a)(i) and 1.2(a)(ii) among the Transferred Assets; provided, however, that if, within 30 days after the date of this Agreement (or such longer period of time as the Purchaser and the Seller shall agree), the Purchaser and the Seller are unable to agree on such allocation, the Accountant shall be engaged to determine the final allocation (it being understood that the Purchaser and the Seller shall share equally the fees of the Accountant).  The allocation referred to in the preceding sentence shall be made in accordance with: (a) the reasonable fair market values of the respective Transferred Assets and (b) the provisions of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations thereunder, and shall be binding, to the extent not in conflict with applicable law, upon the Purchaser and the Seller for all purposes (including financial accounting purposes, financial and regulatory reporting purposes and tax purposes).  The Purchaser and the Seller each further agrees to file, as applicable, its U.S. federal income tax returns and, to the extent not in conflict with applicable law, its other tax returns reflecting such allocation, Form 8594 and any other required reports by Section 1060 of the Code, in accordance with said allocation.

1.6          Closing.  The closing of the sale of the Transferred Assets to the Purchaser (the “Closing”) shall take place at the offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California 94304 at 10:00 a.m. on a date to be designated by the Purchaser, which shall be no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time and date as the parties may designate.  The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

2.                                      REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants, to and for the benefit of the Indemnitees, as follows:

2.1          Due Organization; Subsidiaries; Etc.  The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Seller is not required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than those jurisdictions in which it is duly qualified and in good standing as a foreign corporation, except where the failure to be so qualified, authorized, registered or licensed has not had, and would not reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or operations of the Seller and its subsidiaries taken as a whole.  Except as identified in Exhibit 23.1 of the Seller’s Annual Report on Form 10-K for the year ended December 31, 2002, the Seller does not have any subsidiaries.

2.2          Certificate of Incorporation and Bylaws; Records.  Except as set forth in Part 2.2 of the Disclosure Schedule, the Seller has delivered to the Purchaser or Cooley Godward llp accurate and complete copies of: (a) the certificate of incorporation and bylaws of the Seller, including all amendments thereto; and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Seller, the board of directors of the Seller and all committees of the board of directors of the Seller since January 1, 2001.  The books of account, minute books and other records of the Seller are accurate, up-to-date and complete in all material respects.

2.3          SEC Filings; Financial Statements; Etc.

(a)           The Seller has delivered or made available to the Purchaser or Cooley Godward llp accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Seller with the Securities and Exchange Commission (the “SEC”) since January 1, 2002, and all amendments thereto (the “Seller SEC Documents”).  All statements, reports, schedules, forms and other documents required to have been filed by the Seller with the SEC have been so filed on a timely basis.  As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):  (i) each of the Seller SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Seller SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           The Seller’s: (i) audited consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for the year ended December 31, 2002, and audited consolidated balance sheet as of December 31, 2002, in each case contained in the Seller’s annual report on Form 10-K for the year ended December 31, 2002; and (ii) the Seller’s unaudited condensed consolidated statements of operations and cash flows for the three months ended March 31, 2003, and unaudited condensed balance sheet as of March 31, 2003, in each case contained in the Seller’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2003: (A) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (B) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (C) fairly present the consolidated financial position of the Seller and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Seller and its consolidated subsidiaries for the periods covered thereby.

(c)           Except as set forth in Part 2.3(c) of the Disclosure Schedule, between December 31, 2002 and the date of this Agreement, there has not been any material adverse change in the financial condition, assets or liabilities of the Seller and its subsidiaries taken as a whole, and no event has occurred that could reasonably be expected to give rise to any such material adverse change.

(d)           The Seller is not now insolvent, nor will it be rendered insolvent by any of the Transactions.  As used in this Section, “insolvent” means that the sum of the present fair saleable value of the assets (including cash, cash equivalents and other liquid investments) of an Entity do not and will not exceed its debts and other probable Liabilities.

2.4          Intellectual Property.

(a)           Part 2.4(a) of the Disclosure Schedule accurately identifies and describes: (i) in Part 2.4(a)(i) of the Disclosure Schedule: (A) each item of Registered IP in which the Seller has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise); (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (C) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; (ii) in Part 2.4(a)(ii) of the Disclosure Schedule: (A) all Intellectual Property Rights or Intellectual Property licensed to the Seller (other than any non-customized software that: (1) is not incorporated into, or used in the development or distribution of the products, services or platform of the Seller; or (2) is generally available to the public, or was available to the Seller at the time acquired by the Seller, on standard terms at a price not in excess of $5,000); (B) the corresponding Contract or Contracts pursuant to which such Intellectual Property Rights are, or such Intellectual Property is, licensed to the Seller; and (C) whether the license or licenses so granted to the Seller are exclusive or nonexclusive; and (iii) in Part 2.4(a)(iii) of the Disclosure Schedule, each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Seller IP.

(b)           Except as set forth in Part 2.4(b) of the Disclosure Schedule, the Seller exclusively owns all right, title and interest to and in the Seller IP (other than Intellectual Property Rights or Intellectual Property exclusively licensed to the Seller, as identified in Part 2.4(a)(ii) of the Disclosure Schedule), free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.4(a)(iii) of the Disclosure Schedule).  Without limiting the generality of the foregoing, except as set forth in Part 2.4(b) of the Disclosure Schedule: (i) all documents and instruments necessary to perfect the rights of the Seller in the Seller IP that constitutes Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body of the jurisdiction in which such Seller IP constitutes Registered IP; (ii) no current or former employee, independent contractor or director of the Seller has any claim, right (whether or not currently exercisable) or interest to or in any Seller IP; and (iii) the Seller has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by the Seller, or purported to be held by the Seller, as a trade secret.

(c)           Except as set forth in Part 2.4(c) of the Disclosure Schedule, all Seller IP is valid, subsisting and enforceable.  Without limiting the generality of the foregoing, except as set forth in Part 2.4(c) of the Disclosure Schedule: (i) each U.S. patent application and U.S. patent in which the Seller has or purports to have an ownership interest was filed within one year of the first printed publication, public use or offer for sale of each invention described in such U.S. patent application or U.S. patent; (ii) each foreign patent application and foreign patent in which the Seller has or purports to have an ownership interest was filed, or claims priority to a patent application filed, before the time at which each invention described in such foreign patent application or foreign patent was first made available to the public; (iii) no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Seller conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person; (iv) each item of Seller IP that is Registered IP is and at all times has been duly maintained in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain such item of Seller IP in full force and effect have been made by the applicable deadline; (v) Part 2.4(c)(v) of the Disclosure Schedule accurately identifies and describes each filing, payment, and action that must be made or taken on or before the date that is 120 days after the date of this Agreement in order to maintain each such item of Seller IP which is Registered IP in full force and effect; (vi) the Seller has provided or, in the case of trademarks, service marks and domain names, made available, to the Purchaser or Cooley Godward llp complete and accurate copies of all applications, correspondence and other material documents related to each such item of Registered IP; (vii) no interference, opposition, reissue, reexamination or other Proceeding of any nature is or has been pending or, to the Knowledge of the Seller, threatened, in which the scope, validity or enforceability of any Seller IP is being, has been or could reasonably be expected to be contested or challenged; and (viii) there is no basis for a claim that any Seller IP is invalid or unenforceable.

(d)           Neither the execution, delivery or performance of any of the Transactional Agreements nor the consummation of any of the Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Seller IP; (ii) the release, disclosure or delivery of any Seller IP by or to any escrow agent or other Person; or (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Seller IP.

(e)           Part 2.4(e) of the Disclosure Schedule accurately identifies (and the Seller has provided to the Purchaser or Cooley Godward llp a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Seller or any Representative of the Seller (other than the Seller’s stockholders or affiliates unless the Seller has Knowledge that any such stockholder or affiliate sent or received any such letter, communication or correspondence) regarding any actual, alleged or suspected infringement or misappropriation: (i) of any Seller IP; or (ii) by the Seller (or any product or service of the Seller) of any Intellectual Property Rights of another Person, and in each case provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.  Without limiting the generality of the foregoing, except as set forth in Part 2.4(e) of the Disclosure Schedule, the Seller has never received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential claim or demand by a customer of the Seller for indemnification relating to Intellectual Property or Intellectual Property Rights pursuant to a Seller Contract.

(f)            Except as set forth in Part 2.4(f) of the Disclosure Schedule, the Seller has never infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person.  Except as set forth in Part 2.4(f) of the Disclosure Schedule, to the Knowledge of the Seller, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Seller IP.  Except as set forth in Part 2.4(f) of the Disclosure Schedule, without limiting the generality of the foregoing: (i) no Intellectual Property or Intellectual Property Rights included in the Transferred Assets (and no product or service of the Seller related thereto) has ever infringed, misappropriated or otherwise violated any Intellectual Property Right of any other Person; (ii) no infringement, misappropriation or similar claim or

Proceeding is pending or has been threatened against the Seller or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Seller with respect to such claim or Proceeding; (iii) the Seller has never received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by any Intellectual Property or Intellectual Property Rights included in the Transferred Assets (or product or service of the Seller related thereto) of any Intellectual Property Right of another Person; and (iv) no claim or Proceeding involving any Intellectual Property or Intellectual Property Right licensed to the Seller is pending or, to the Knowledge of the Seller, has been threatened, except for any such claim or Proceeding that, if adversely determined, would not adversely affect the use or exploitation of such Intellectual Property or Intellectual Property Right by the Seller.

(g)           None of the Seller Software: (i) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that materially and adversely affects the use, functionality or performance of such Seller Software or any product or system containing or used in conjunction with such Seller Software; or (ii) fails in any material respect to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software or any product or system containing or used in conjunction with such Seller Software.  The Seller has provided to the Purchaser or Cooley Godward llp a complete and accurate list of all known bugs, defects and errors in each version and component of the Seller Software.

(h)           None of the Seller Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting in any material respect, disabling, harming in any material respect or otherwise impeding in any material respect the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(i)            None of the Seller Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that: (i) could or does require, or could or does condition the use or distribution of such Seller Software on, the disclosure, licensing or distribution of any source code for any portion of such Seller Software; or (ii) could or does otherwise impose any limitation, restriction or condition on the right or ability of the Seller to use or distribute any Seller Software.

(j)            Except as set forth in Part 2.4(j) of the Disclosure Schedule: (i) no source code for any Seller Software has been delivered, licensed or made available by the Seller (or to the Knowledge of the Seller, by any other Person) to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Seller; (ii) the Seller does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Seller Software to any escrow agent or other Person who is not currently an employee of the Seller; and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure by the Seller (or to the Knowledge of the Seller, by any other Person) of any source code for any Seller Software to any other Person who is not currently an employee of the Seller.

2.5          Contracts.

(a)           Part 2.5(a) of the Disclosure Schedule identifies each Seller Contract of the type described below, other than Immaterial Contracts, and identifies with an asterisk any such Contract pursuant to which any Bounty Fees may become payable after the date of this Agreement:

(i)            each Seller Contract with any customer of the Seller, including: (A) each Seller Contract of the type described in Section 2.4(a)(iii); (B) each commerce services agreement, promotional services agreement and auction services agreement with any customer of the Seller; and (C) each Seller Contract relating to maintenance or similar services;

(ii)           each Seller Contract of the type referred to in Section 2.4(a)(ii) and each other Seller Contract relating to the acquisition, transfer, use, development, sharing or license of any Intellectual Property or Intellectual Property Right;

(iii)         each partnership, joint venture or similar Contract; and

(iv)          each Seller Contract relating to the distribution or marketing of any product or service of the Seller.

The Seller has delivered to the Purchaser or Cooley Godward llp accurate and complete copies of all Contracts identified in Part 2.5(a) of the Disclosure Schedule, including all amendments thereto.

(b)           Each of the Transferred Contracts and each of the Contracts of the type referred to in Section 1.1(e) is valid and in full force and effect.  Except as set forth in Part 2.5(b) of the Disclosure Schedule, with respect to each of the Transferred Contracts and each of the Contracts of the type referred to in Section 1.1(e): (i) neither the Seller nor either of the Seller Subsidiaries has (and to the Knowledge of the Seller, no other Person has) violated or breached, or declared or committed any default under, any such Contract; (ii) no event has occurred, and no circumstance or condition exists, that would or would reasonably be expected to (with or without notice or lapse of time): (A) result in a violation or breach of any of the provisions of any such Contract; (B) give any Person the right to declare a default or exercise any remedy under any such Contract; (C) give any Person the right to accelerate the maturity or performance of any such Contract; or (D) give any Person the right to cancel, terminate or modify any such Contract;  (iii) the Seller has not received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any such Contract; and (iv) the Seller has not waived any right under any such Contract.

(c)           Except as set forth in Part 2.5(c) of the Disclosure Schedule, no Person is renegotiating any amount paid or payable to the Seller under any Transferred Contract or any other term or provision of any Transferred Contract.

2.6          Title To Transferred Assets.  The Seller owns, and has good and valid title to, all of the Transferred Assets, free and clear of any Encumbrances, other than Permitted Liens (it being understood that the representation in this sentence does not apply to any of the Seller IP as title to the Seller IP is addressed in Section 2.4(b)).  Except as set forth in Part 2.6 of the Disclosure Schedule, no subsidiary or other affiliate of the Seller owns or has any rights to any Intellectual Property or Intellectual Property Rights used in or material to (or that otherwise relate to) the business of the Seller and no subsidiary or other affiliate of the Seller is a party to any Contract relating to any Intellectual Property or Intellectual Property Rights of the Seller.

2.7          Customers; Receivables.

(a)           Part 2.7(a) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer or other Person that (together which such customer’s or other Person’s affiliates) accounted for:  (i) more than $100,000 of the gross revenues of the Seller in 2001 or 2002; or (ii) more than $25,000 of the gross revenues of the Seller in the first three months of 2003.  The Seller has not received any notice or other communication (in writing or otherwise), and the Seller has not received any other information, indicating that any party to any Transferred Contract is dissatisfied in any material respect with any of the Seller’s products or services or with its business relationship with the Seller or either of the Seller Subsidiaries.

(b)           All of the receivables as of the date of this Agreement and any receivables that arise after the date of this Agreement, in each case that will constitute Transferred Receivables pursuant to Section 1.1(d), and all amounts payable under any Transferred Contract in respect of Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees represent (or will represent) valid obligations of customers of the Seller arising from bona fide transactions entered into in the ordinary course of business consistent with past practice.  Except for the payment of Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees and Professional Services Fees identified in Part 2.7(b)(i) of the Disclosure Schedule, the Seller has not received any prepayments from or on behalf of the other party or parties to any Transferred Contract related to any obligations under any Transferred Contract that must be performed in whole or in part after the Closing Date.

(c)           The Seller’s use, license and handling of its customer lists and customer histories at all times have, and the Seller’s transfer thereof to the Purchaser pursuant to this Agreement will, comply with all of the Seller’s privacy policies in effect from time to time.

2.8          Compliance with Legal Requirements.  Except as set forth in Part 2.8 of the Disclosure Schedule, the Seller is in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership or use of any of its assets.

2.9          Proceedings; Orders.  There is no pending Proceeding against or involving the Seller, and, to the Knowledge of the Seller, no Person has threatened to commence any Proceeding against or involving the Seller: (a) that relates to or might affect any of the Transferred Assets; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.   There is no Order relating to the Seller, or to which any of the Transferred Assets is subject.  To the Knowledge of the Seller, there is no proposed Order that, if issued or otherwise put into effect: (i) may have an adverse effect on the Seller or on the ability of the Seller to comply with or perform any covenant or obligation under any of the Transactional Agreements; or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

2.10        Tax Matters.  Except as set forth in Part 2.10 of the Disclosure Schedule, each Tax required to have been paid, or claimed by any Governmental Body to be payable, by the Seller has been duly paid in full on a timely basis.  Any Tax required to have been withheld or collected by the Seller has been duly withheld and collected, and (to the extent required) each such Tax has been paid to the appropriate Governmental Body.  There are no unsatisfied Liabilities for Taxes (including Liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Seller.

2.11        Authority; Binding Nature Of Agreements; Required Vote.  The Seller and each of the Seller Subsidiaries has the requisite right, power and authority to enter into and to perform its obligations under each of the Transactional Agreements to which it is or may become a party; and the execution, delivery and performance by the Seller and each of the Seller Subsidiaries of the Transactional Agreements to which it is or may become a party have been duly authorized by all necessary action on the part of the board of directors of the Seller and such Seller Subsidiaries.  The board of directors of the Seller (at a meeting duly called and held) has: (a)  unanimously determined that the Transactions are advisable to and in the best interests of the Seller and its stockholders; and (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Seller and unanimously approved the Transactions.  This Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.  Upon the execution of each of the other Transactional Agreements at the Closing, each of such other Transactional Agreements to which the Seller or either of the Seller Subsidiaries is a party will constitute the legal, valid and binding obligation of the Seller or such Seller Subsidiary, as the case may be, and will be enforceable against the Seller or such Seller Subsidiary in accordance with its terms.  The affirmative vote of the holders of a majority of the shares of capital stock of the Seller outstanding on the record date for the Persons entitled to vote on the sale of the Transferred Assets to the Purchaser is the only vote of the holders of any class or series of the Seller’s capital stock necessary to approve such sale and each of the other Transactions (the vote identified in this sentence being referred to in this Agreement as the “Required Stockholder Vote”).

2.12        Non-Contravention; Consents.  Except as set forth in Part 2.12 of the Disclosure Schedule, neither the execution and delivery by the Seller or either of the Seller Subsidiaries of any of the Transactional Agreements, nor the consummation or performance by the Seller or either of the Seller Subsidiaries of any of the Transactions, will (with or without notice or lapse of time):  (a) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Seller or any such Seller Subsidiary, or any of the Transferred Assets, is subject; (b) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Transferred Contract; (c) give any Person the right to: (i) declare a default or exercise any remedy under any Transferred Contract; (ii) accelerate the maturity or performance of any Transferred Contract; or (iii) cancel, terminate or modify any Transferred Contract; or (d) result in the imposition or creation of any Encumbrance upon or with respect to any of the Transferred Assets.  Except as set forth in Part 2.12 of the Disclosure Schedule, none of the Seller or either of the Seller Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery by the Seller or either of the Seller Subsidiaries of any of the Transactional Agreements or the consummation or performance by the Seller or either of the Seller Subsidiaries of any of the Transactions.

2.13        Brokers.  Except as set forth in Part 2.13 of the Disclosure Schedule, the Seller has not agreed or become obligated to pay, and the Seller has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

2.14        Sufficiency of Transferred Assets.  Except as set forth in Part 2.14 of the Disclosure Schedule and assuming that all required Consents as described in Part 2.12 of the Disclosure Schedule are obtained, the Transferred Assets will collectively constitute, as of the Closing Date, all of the properties, rights, interests and other tangible and intangible assets necessary to enable the Purchaser to conduct the business of the Seller in the manner in which such business is currently being conducted and in the manner in which such business is currently proposed to be conducted by the Seller.

2.15        Full Disclosure.  None of the Transactional Agreements contains or will contain any untrue statement of material fact; and when taken together, the Transactional Agreements do not and will not omit to state any fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading in light of the circumstances under which they are made.  All of the information set forth in the Disclosure Schedule is accurate and complete in all material respects.

3.                                      REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser represents and warrants, to and for the benefit of the Seller, as follows:

3.1          Due Organization.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2          Authority; Binding Nature Of Agreements.  The Purchaser has the requisite right, power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by the Purchaser have been duly authorized by all necessary action on the part of the Purchaser and its board of directors.  The Purchaser has the requisite right, power and authority to enter into and perform its obligations under each of the other Transactional Agreements and the execution, delivery and performance of each of the other

Transactional Agreements by the Purchaser have been duly authorized by all necessary action on the part of the Purchaser and its board of directors.  This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.  Upon the execution and delivery of each of the other Transactional Agreements, each of the other Transactional Agreements will constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms.

3.3          Non-Contravention; Consents.  Neither the execution and delivery by the Purchaser of any of the Transactional Agreements, nor the consummation or performance by the Purchaser of any of the Transactions, will (with or without notice or lapse of time):  (a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation or bylaws of the Purchaser; (b) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Purchaser is subject; or (c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which the Purchaser is a party or by which the Purchaser is bound.  The Purchaser is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery by the Purchaser of any of the Transactional Agreements or the consummation or performance by the Purchaser of any of the Transactions.

3.4          Brokers.  The Purchaser has not become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

3.5          Proceedings.  There is no pending Proceeding against or involving the Purchaser, and, to the knowledge of the Purchaser, no Person has threatened to commence any Proceeding against or involving the Purchaser that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.

4.                                      PRE-CLOSING COVENANTS OF THE SELLER.

4.1          Access And Investigation.  The Seller shall ensure that, at all times during the Pre-Closing Period: (a) the Seller and its Specified Representatives provide the Purchaser and its Specified Representatives with reasonable access at reasonable times during normal business hours to the Seller’s Specified Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Seller and its business; and (b) the Seller and its Specified Representatives provide the Purchaser and its Specified Representatives with such copies of existing books, records, Tax Returns, work papers and other documents and information relating to the Seller and its business as the Purchaser may reasonably request.

4.2          Operation Of Business.  Except as set forth in Part 4.2 of the Disclosure Schedule and except as the Purchaser may consent in writing, the Seller shall ensure that, during the Pre-Closing Period:

(a)           the Seller conducts its operations exclusively in the ordinary course of business and in substantially the same manner as such operations have been conducted prior to the date of this Agreement;

(b)           the Seller uses its commercially reasonable efforts to: (i) preserve intact its current business (it being understood that this clause “(i)” shall not impose obligations on the Seller with respect to retention of employees, which obligations are addressed in Section 4.2(c)); (ii) maintain its relations and goodwill with all suppliers, customers, prospective customers, licensors and other parties under the Transferred Contracts; and (iii) take all actions necessary to ensure that the Seller will be able to fulfill its obligations under the Transition Services Agreement (it being understood that this clause “(iii)” shall not obligate the Seller to make any payments (other than payments in respect of such employee’s compensation in effect from time to time prior to the Closing) to, or increase any compensation or benefits of, any employee of the Seller in an effort to cause such employee to remain employed by the Seller);

(c)           the Seller does not: (i) terminate any Specified Person other than, after notice to the Purchaser, for cause; (ii) knowingly encourage any Specified Person to leave the employ of the Seller (or otherwise terminate his or her relationship with the Seller); or (iii) take other actions, including with respect to compensation, that could reasonably be expected to cause any Specified Person to leave the employ of the Seller or otherwise terminate his or her relationship with the Seller (it being understood that: (A) adopting a plan of dissolution and liquidation or otherwise taking any action contemplated by this Agreement shall not, in and of itself, constitute action reasonably expected to cause a Specified Person to leave the employ of the Seller or otherwise terminate his or her relationship with the Seller; (B) treatment of a Specified Person in a manner consistent with past practices of the Seller shall not constitute action reasonably expected to cause a Specified Person to leave the employ of the Seller or otherwise terminate his or her relationship with the Seller; and (C) neither the failure to make any payments (other than payments in respect of such Specified Person’s compensation in effect from time to time prior to the Closing) to, nor the failure to increase any compensation or benefits of, any Specified Person shall constitute action reasonably expected to cause a Specified Person to leave the employ of the Seller or otherwise terminate his or her relationship with the Seller);

(d)           the officers of the Seller confer on a regular basis with the Purchaser concerning any changes or developments with respect to the Transferred Assets, the Assumed Liabilities and the Seller’s operations related thereto;

(e)           the Seller does not sell, transfer, lease, license or otherwise dispose of any of the Transferred Assets, or permit any of the Transferred Assets to become subject to any Encumbrance other than Permitted Liens, except that the Seller may collect any receivable that would otherwise constitute a Transferred Receivable as long as it does so in the ordinary course of business consistent with past practice;

(f)            the Seller does not: (i) enter into any Contract other than any Immaterial Contract; (ii) permit any of the Transferred Assets to become bound by or subject to any Contract; or (iii) amend or prematurely terminate, or waive any right or remedy under, any Transferred Contract or any Contract of the type referred to in Section 1.1(e); provided, however, that: (A) the Seller shall continue to pursue entering into (but shall not actually enter into without the Purchaser’s prior written consent) promotional Contracts with those Persons with whom the Seller was pursuing such Contracts prior to the date of this Agreement as previously disclosed to the Purchaser; and (B) the Seller shall not be in breach of this Section 4.2(f) if it enters into an amendment or supplement to a Contract that: (1) involves obligations that can be and are completely performed by the Seller prior to the Closing; and (2) involves payments of less than $10,000 and provides notice to the Purchaser of such amendment or supplement;

(g)           the Seller does not change the terms of any of the Transferred Receivables or take any action that could reasonably be expected to have the effect of accelerating the collection of any of the Transferred Receivables or any amounts due in respect of Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees or Transaction-Based Fees;

(h)           the Seller does not pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fees, fringe benefits or other compensation or remuneration payable to, any Specified Employee;

(i)            the Seller does not commence or settle any Proceeding relating to or involving any Transferred Assets;

(j)            the Seller does not take any action or allow any action to be taken or enter into any transaction that could reasonably be expected to delay or interfere with the consummation of the Transactions; and

(k)           the Seller does not agree, commit or offer (in writing or otherwise) to take any of the actions described in clauses ”(d)” through “(j)” of this Section 4.2.

4.3          No Solicitation.

(a)           The Seller shall not directly or indirectly (through any Representative or otherwise), and shall not authorize any of its Representatives or permit any of its Specified Representatives directly or indirectly to: (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to the making, submission or announcement of an Acquisition Proposal; (ii) furnish any information regarding the Seller or any subsidiary of the Seller to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement by the Required Stockholder Vote, this

Section 4.3(a) shall not prohibit the Seller from furnishing nonpublic information regarding the Seller to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to the Seller by such Person (and not withdrawn) and with respect to which the Seller’s board of directors determines would reasonably be expected to lead to a Superior Offer if: (A) neither the Seller nor any Specified Representative of the Seller shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions set forth in this Section 4.3; (B) the board of directors of the Seller concludes in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such action would be inconsistent with the board’s fiduciary obligations to the Seller’s stockholders under applicable law; (C) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Seller gives the Purchaser written notice of the identity of such Person and of the Seller’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Seller receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to such Person by or on behalf of the Seller and containing customary “standstill” provisions; and (D) at least two business days prior to furnishing any such nonpublic information to such Person, the Seller furnishes such nonpublic information to the Purchaser (to the extent such nonpublic information has not been previously furnished by the Seller to the Purchaser).  Without limiting the generality of the foregoing, the Seller acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence taken by any Specified Representative of the Seller, whether or not such Representative is purporting to act on behalf of the Seller, shall be deemed to constitute a breach of this Section 4.3 by the Seller.

(b)           The Seller shall promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise the Purchaser orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to the Seller or any subsidiary of the Seller (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period.  The Seller shall keep the Purchaser fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)           As of the date of execution of this Agreement, the Seller has terminated or caused to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)           The Seller agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which the Seller or any subsidiary of the Seller is a party or under which the Seller or any subsidiary of the Seller has any rights, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of the Purchaser.

(e)           Nothing contained in this Agreement shall prohibit the Seller’s board of directors from complying with its obligations, if any, under Rules 14d-9 and 14e-2 under the Exchange Act.

4.4          Meeting of Stockholders.  Promptly after the date hereof, the Seller shall take all action necessary in accordance with the Delaware General Corporation Law (the “DGCL”) and the Seller’s certificate of incorporation and bylaws to call, give notice of and hold a meeting of its stockholders (the “Stockholders’ Meeting”) to be held as promptly as practicable, for the purposes of: (a) voting on the sale of the Transferred Assets to the Purchaser; (b) voting on a proposal to change the name of the Seller; (c) at the Seller’s option, voting on a proposal with respect to the dissolution and liquidation of the Seller; and (d) at the Seller’s option voting on the election of directors of the Seller.  The Seller shall use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the sale of the Transferred Assets to the Purchaser and in favor of the other proposals referred to in the preceding sentence, and will take all other action necessary or advisable to secure such approval as required by the rules of the Nasdaq National Market or the DGCL.  Notwithstanding anything to the contrary contained in this Agreement, the Seller may (and at the request of the Purchaser, the Seller shall) adjourn or postpone the Stockholders’ Meeting: (a) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement (as defined in Section 4.5) is provided to its stockholders, in advance of a vote on the matters to be voted on at the Stockholders’ Meeting; or (b) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of the Seller’s capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting (it being understood that the adjournment or postponement in the case referred to in this clause “(b)” shall be for a period of time reasonably necessary to obtain shares constituting a quorum).  The Seller shall ensure that the Stockholders’ Meeting is called, noticed and held, and that all proxies solicited by the Seller in connection with the Stockholders’ Meeting are solicited, in compliance with DGCL, the Seller’s certificate of incorporation and bylaws, the rules of the Nasdaq National Market and all other applicable Legal Requirements.  The Purchaser shall cause any shares of capital stock of the Seller owned by the Purchaser to be voted in favor of the sale of the Transferred Assets to the Purchaser and in favor of the other proposals referred to in the first sentence of this Section 4.4.

4.5          Proxy Statement.

(a)           As promptly as practicable after the execution of this Agreement, the Seller shall prepare and file with the SEC under the Exchange Act a proxy statement and form of proxy (such proxy statement together with any amendments or supplements thereto, the “Proxy Statement”) relating to the Stockholders’ Meeting and the vote of the stockholders of the Seller with respect to the sale of the Transferred Assets to the Purchaser and any other matters to be voted on at the Stockholders’ Meeting.  The Seller will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.  Upon the request of the Seller, the Purchaser shall promptly furnish to the Seller all information about itself and its business and operations as is required to be included in the Proxy Statement.  Each of the Purchaser and the Seller agrees promptly to correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Seller further agrees to take all steps necessary to amend or supplement the Proxy Statement.  Each of the Purchaser and the Seller agrees that the information provided by it for inclusion in the Proxy Statement and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Stockholders’ Meeting, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           Subject to Section 4.5(c): (i) the Proxy Statement shall include a statement to the effect that the board of directors of the Seller unanimously recommends that the Seller’s stockholders vote to approve the sale of the Transferred Assets to the Purchaser at the Stockholders’ Meeting (the recommendation of the Seller’s board of directors that the Seller’s stockholders vote to approve the sale of the Transferred Assets to the Purchaser being referred to as the “Seller Board Recommendation”); and (ii) the Seller Board Recommendation shall not be withdrawn or modified in a manner adverse to the Purchaser, and no resolution by the board of directors of the Seller or any committee thereof to withdraw or modify the Seller Board Recommendation in a manner adverse to the Purchaser shall be adopted or proposed.

(c)           Notwithstanding anything to the contrary contained in Section 4.5(b), at any time prior to the approval of the sale of the Transferred Assets to the Purchaser by the Required Stockholder Vote, the Seller Board Recommendation may be withdrawn or modified in a manner adverse to the Purchaser if: (i) a Superior Offer is made to the Seller and is not withdrawn; (ii) the Seller’s board of directors determines in good faith, after having taken into account the advice of the Seller’s outside legal counsel, that, in light of such Superior Offer, failure of the board to so withdraw or modify the Seller Board Recommendation would be inconsistent with the board’s fiduciary obligations to the Seller’s stockholders under applicable law; (iii) the Seller Board Recommendation is not withdrawn or modified in a manner adverse to the Purchaser at any time within five business days after the Purchaser receives written notice from the Seller confirming that the Seller’s board of directors has determined that such offer is a Superior Offer and that the Seller intends to enter into a definitive agreement contemplating the consummation of such Superior Offer on the fifth business day following receipt of such notice if the Purchaser does not make adjustments in the terms and conditions of this Agreement such that the adjusted terms and conditions are at least as favorable as the Superior Offer; (iv) the Seller Board Recommendation is not withdrawn or modified in a manner adverse to the Purchaser if within the period referred to in clause “(iv)” of this sentence (as such period may be extended by the Seller in its discretion), the Purchaser agrees to make adjustments in the terms and conditions of this Agreement such that the adjusted terms and conditions are at least as favorable as the Superior Offer; and (v) neither the Seller nor any of its Specified Representatives shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions set forth in Section 4.3.

(d)           Subject to Section 8.1(h), the Seller’s obligation to call, give notice of and hold the Stockholders’ Meeting in accordance with Section 4.4 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Seller Board Recommendation.

5.                                      ADDITIONAL PRE-CLOSING COVENANTS OF THE PARTIES

5.1          Disclosure.  The Purchaser and the Seller shall consult with each other before issuing any press release or otherwise making any statement to the public generally with respect to the Transactions.  Without limiting the generality of the foregoing, neither the Purchaser nor the Seller shall, or shall permit any of its subsidiaries or Specified Representatives to, issue any press release or make any disclosure to the public generally regarding any of the Transactions unless: (a) the other party shall have approved such disclosure (such approval not to be unreasonably withheld or delayed); or (b) the other party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.  The parties shall make a joint public announcement of this Agreement and the Transactions no later than: (i) the close of trading on the Nasdaq National Market on the day this Agreement is signed, if such signing occurs prior to the close of trading on the Nasdaq National Market on such day; or (ii) the opening of trading on the Nasdaq National Market on the business day following the date on which this Agreement is signed, if such signing occurs on a day on which the Nasdaq National Market is not open for trading or after the close of trading on the Nasdaq National Market on a day on which the Nasdaq National Market is open for trading.

5.2          Commercially Reasonable Efforts.  During the Pre-Closing Period, the Seller shall use its commercially reasonable efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis.  During the Pre-Closing Period, the Purchaser shall use its commercially reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

5.3          Notification.  During the Pre-Closing Period, each party shall promptly notify the other party in writing of: (a) the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect; (b) any change, effect, event, occurrence, non-occurrence, condition or development that could reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect; (c) any failure of such party to comply with or satisfy any condition or agreement to be complied with or satisfied by it under this Agreement; and (d) any change, effect, event, occurrence, non-occurrence, condition or development that could reasonably be expected to make the timely satisfaction of any of the conditions to the other party’s obligation to consummate the Transactions impossible or unlikely.  The Seller shall promptly advise the Purchaser of any change, effect, event, occurrence, non-occurrence, condition or development that has had or would reasonably be expected to have a material adverse effect on the Transferred Assets related to the Specified Business.  No notice provided pursuant to this Section 5.3 or otherwise given or purported to have been given after the date of this Agreement shall be deemed to supplement or amend any disclosure schedule provided by any party hereto for the purpose of:  (i) determining the accuracy of any representation or warranty made by such party in this Agreement; or (ii) determining whether any of the conditions set forth in this Agreement has been satisfied.

5.4          Filings and Consents.

(a)           Each party shall: (a) make all filings required to be made by such party and provide all notices required to be provided by such party, and shall use its commercially reasonable efforts to obtain all Consents required to be obtained by such party (it being understood that the Consents to be obtained by the Seller with respect to Transferred Contracts with customers and Transferred Contracts involving in-licenses of Intellectual Property and Intellectual Property Rights shall cover the matters described on Schedule 5.4(a)), in each case in order to consummate the Transactions on a timely basis; and (b) ensure that during the Pre-Closing Period, each party and its Specified Representatives provide reasonable cooperation to the other party and to the other party’s Specified Representatives, and prepare and make available such documents and take such other actions as the other party may reasonably request, in connection with any filing, notice or Consent that either party is required or elects to make, give or obtain.

(b)           If the Consent of the Person identified in Schedule 5.4(b) is not obtained prior to (and in full force as of) the Closing, then the Seller shall pay to the Purchaser, promptly after requested to do so, one-half of all amounts payable by the Purchaser to the Person identified in Schedule 5.4(b) for a new license from such Person of the same Intellectual Property and Intellectual Property Rights covered by the Seller’s license identified in Schedule 5.4(b) (it being understood that if the new license includes terms or conditions that provide materially broader rights to the Purchaser than the current terms and conditions (other than the right to sublicense to the Seller in order to permit the Seller to perform its obligations under the Transition Services Agreement) and the amounts payable for the new license of the Intellectual Property and Intellectual Property Rights currently licensed are higher than under the Seller’s current license as a result of such materially broader rights, then the amount payable by the Seller pursuant to this clause shall be one-half of the cost of the new license, disregarding the increase in cost attributable to such materially broader rights (but including the cost attributable to the sublicense to the Seller in order to permit the Seller to perform its obligations under the Transition Services Agreement)).

(c)           The Seller shall use its commercially reasonable efforts to obtain, prior to the Closing, a renewal of the Seller Contract identified on Schedule 5.4(c), as it relates to the Intellectual Property and Intellectual Property Rights that the Seller is currently using in connection with the performance of services under the Seller Contracts, through January 31, 2004.  If such renewal is not obtained prior to (and in full force as of) the Closing, then the Seller shall pay to the Purchaser, promptly after requested to do so, all amounts payable by the Purchaser to the Person identified in Schedule 5.4(c) for a new license from such Person of such Intellectual Property and Intellectual Property Rights (it being understood that if the new license includes terms or conditions that provide materially broader rights to the Purchaser than the terms and conditions of the Seller Contract identified on Schedule 5.4(c) (other than the right to sublicense to the Seller in order to permit the Seller to perform its obligations under the Transition Services Agreement) and the amounts payable for the new license are higher than under the license identified on Schedule 5.4(c) as a result of such materially broader rights, then the amount payable by the Seller pursuant to this clause shall be the cost of the new license, disregarding the increase in cost attributable to such materially broader rights (but including the cost attributable to the sublicense to the Seller in order to permit the Seller to perform its obligations under the Transition Services Agreement)).

6.                                      CONDITIONS PRECEDENT TO THE PURCHASER’S OBLIGATION TO CLOSE

The Purchaser’s obligation to purchase the Transferred Assets and to take the other actions required to be taken by the Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part, in writing):

6.1          Accuracy of Representations.

(a)           Each of the representations and warranties made by the Seller in this Agreement shall have been accurate in all material respects as of the date of this Agreement (it being understood that for purposes of determining the accuracy of any such representations and warranties, any notice provided pursuant to Section 5.3 or otherwise given or purported to have been given after the date of this Agreement, and any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement, shall be disregarded).

(b)           Each of the representations and warranties made by the Seller in this Agreement shall be accurate in all respects as of the Closing Date as if made on the Closing Date, except where the failure of such representations and warranties to be so accurate, individually or in the aggregate, does not have, and would not reasonably be expected to have, a material adverse effect on the Transferred Assets related to the Specified Business taken as a whole (it being understood that for purposes of determining the accuracy of any such representations and warranties: (i) any notice provided pursuant to Section 5.3 or otherwise given or purported to have been given after the date of this Agreement, and any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement, shall be disregarded; and (ii) any qualification as to materiality or material adverse effect set forth therein shall be disregarded).

6.2          Performance of Covenants.  All of the covenants and obligations the Seller is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3          Stockholder Approval.  The sale of the Transferred Assets to the Purchaser shall have been duly approved by the Required Stockholder Vote.

6.4          Consents.  All Consents identified in Part 6.4(a) of the Disclosure Schedule shall have been obtained and shall be in full force and effect, and all other Consents required to be obtained in connection with the Transactions shall have been obtained and shall be in full force and effect, except where the failure to obtain any such Consents has not had and would not reasonably be expected to have a material adverse effect on the Transferred Assets related to the Specified Business taken as a whole (it being understand that the failure to obtain any consent listed in Part 6.4(b) of the Disclosure Schedule shall not be taken into account in determining whether such material adverse effect has occurred or would reasonably be expected to occur).

6.5          Agreements and Documents.  The Purchaser shall have received the following agreements and documents, each of which shall be in full force and effect.

(a)           the Escrow Agreement, executed by the Seller and the Escrow Agent;

(b)           a Transition Services Agreement in the form of Exhibit I (the “Transition Services Agreement”), executed by the Seller;

(c)           a Termination Agreement in the form of Exhibit J (the “Termination Agreement”), executed by the Seller;

(d)           the Assignment and Assumption Agreement, executed by the Seller;

(e)           the U.K. Assignment and Assumption Agreement;

(f)            the Australia Assignment and Assumption Agreement;

(g)           an agreement, reasonably satisfactory in form and substance to the Purchaser and executed by the Seller and each of the Seller Subsidiaries, pursuant to which the agreements identified in Part 2.6 of the Disclosure Schedule have been terminated;

(h)           such bills of sale, endorsements, assignments (including patent assignments) and other documents as may (in the reasonable judgment of the Purchaser or its counsel) be necessary of appropriate to assign, convey, transfer and deliver to the Purchaser all right, title and interest in and to the Transferred Assets free and clear of any Encumbrances other than Permitted Liens;

(i)            a legal opinion of Goodwin Procter LLP, dated as of the Closing Date, in the form of Exhibit K; and

(j)            a certificate executed on behalf of the Seller by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.6 and 6.7 have been duly satisfied.

6.6          No Material Adverse Change.  There shall have been no material adverse change in the Transferred Assets related to the Specified Business taken as a whole since the date of this Agreement, and no event shall have occurred and no condition or circumstance shall exist that could reasonably be expected to give rise to any such material adverse change.

6.7          No Proceedings.  There shall not have been commenced or threatened any Proceeding (which has not been terminated or withdrawn): (a) challenging or that could reasonably be expected to result in the recovery of a material amount of damages from the Purchaser in connection with any of the Transactions; (b) that could reasonably be expected to materially and adversely affect the right of the Purchaser to own or use the Transferred Assets; (c) that involves any of the Transferred Assets and could reasonably be expected to result in the Purchaser incurring a material Liability after the Closing; or (d) that could reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially and adversely interfering with any of the Transactions.

6.8          No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of any of the Transactions shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to any of the Transactions that makes consummation of any of the Transactions illegal.

7.                                      CONDITIONS PRECEDENT TO THE SELLER’S OBLIGATION TO CLOSE

The Seller’s obligation to sell the Transferred Assets and to take the other actions required to be taken by the Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Seller, in whole or in part, in writing):

7.1          Accuracy of Representations.

(a)           Each of the representations and warranties made by the Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement (it being understood that for purposes of determining the accuracy of any such representations and warranties, any notice provided pursuant to Section 5.3 or otherwise given or purported to have been given after the date of this Agreement shall be disregarded).

(b)           Each of the representations and warranties made by the Purchaser in this Agreement be accurate in all respects as of the Closing Date as if made on the Closing Date, except where the failure of such representations and warranties to be so accurate, individually or in the aggregate, does not have, and would not reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Purchaser (it being understood that for purposes of determining the accuracy of any such representations and warranties: (i) any notice provided pursuant to Section 5.3 or otherwise given or purported to have been given after the date of this Agreement shall be disregarded; and (ii) any qualification as to materiality or material adverse effect set forth therein shall be disregarded).

7.2          Performance of Covenants.  All of the covenants and obligations the Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3          Stockholder Approval.  The sale of the Transferred Assets to the Purchaser shall have been duly approved by the Required Stockholder Vote.

7.4          Agreements and Documents.  The Seller shall have received the following agreements and documents, each of which shall be in full force and effect:

(a)           the Escrow Agreement, executed by the Purchaser and the Escrow Agent;

(b)           the Transition Services Agreement, executed by the Purchaser;

(c)           a Termination Agreement, executed by the Purchaser;

(d)           the Assignment and Assumption Agreement, executed by the Purchaser;

(e)           the U.K. Assignment and Assumption, executed by the Purchaser or an affiliate of the Purchaser;

(f)            the Australia Assignment and Assumption, executed by the Purchaser or an affiliate of the Purchaser; and

(g)           a certificate executed on behalf of the Purchaser by an authorized officer thereof confirming that the conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

7.5          No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of any of the Transactions shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to any of the Transactions that makes consummation of any of the Transactions illegal.

8.                                      TERMINATION

8.1          Termination Events.  This Agreement may be terminated prior to the Closing (whether before or after the approval of the sale of the Transferred Assets to the Purchaser by the Seller’s stockholders):

(a)           by the mutual written consent of the Purchaser and the Seller.;

(b)           by either the Purchaser or the Seller if the Closing shall not have occurred  by November 30, 2003; provided, however, that: (i) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure of the Closing to have occurred by November 30, 2003 is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Closing; and (ii) the Seller shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) unless the Seller shall have made any payment required to be made to the Purchaser pursuant to Section 8.3;

(c)           by either the Purchaser or the Seller if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions;

(d)           by either the Purchaser or the Seller if: (i) the Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Seller’s stockholders shall have taken a final vote on a proposal to approve the sale of the Transferred Assets to the Purchaser; and (ii) the sale of the Transferred Assets to the Purchaser shall not have been approved at the Stockholders’

Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Stockholder Vote; provided, however, that the Seller shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) unless the Seller shall have made the payment required to be made to the Purchaser pursuant to Section 8.3;

(e)           by the Purchaser (at any time prior to the approval of the sale of the Transferred Assets to the Purchaser by the Required Stockholder Vote) if a Triggering Event shall have occurred;

(f)            by the Purchaser if any of the Seller’s representations and warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of any subsequent date (as if made on such subsequent date), in either case such that the condition set forth in Section 6.1 would not be satisfied, or if any of the Seller’s covenants contained in this Agreement shall have been breached in any respect such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Seller as of a date subsequent to the date of this Agreement or a breach of a covenant by the Seller is curable by the Seller through the use of commercially reasonable efforts within 30 calendar days after the Purchaser notifies the Seller in writing of the existence of such inaccuracy or breach (the “Seller Cure Period”), then the Purchaser may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period, provided the Seller, during the Seller Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Purchaser may not terminate this Agreement pursuant to this Section 8.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Seller Cure Period);

(g)           by the Seller if any of the Purchaser’s representations and warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of any subsequent date (as if made on such subsequent date), in either case such that the condition set forth in Section 7.1 would not be satisfied, or if any of the Purchaser’s covenants contained in this Agreement shall have been breached in any respect such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of the Purchaser as of a date subsequent to the date of this Agreement or a breach of a covenant by the Purchaser is curable by the Purchaser through the use of commercially reasonable efforts within 30 calendar days after the Seller notifies the Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then the Seller may not terminate this Agreement under this Section 8.1(g) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period, provided the Purchaser, during the Purchaser Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Seller may not terminate this Agreement pursuant to this Section 8.1(g) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Purchaser Cure Period); or

(h)           by the Seller, if the Seller shall have withheld, withdrawn, amended or modified the Seller Board Recommendation in a manner permitted by Section 4.5(c); provided, however, that the Seller shall not be permitted to terminate this Agreement pursuant to this Section 8.1(h) if: (i) during the five business day period referred to in Section 4.5(c) (as such period may be extended by the Seller in its discretion), the Seller shall not have negotiated in good faith with the Purchaser to make adjustments in the terms and conditions of this Agreement such that this Agreement as so adjusted provides the Seller with a transaction that is at least as favorable as the Superior Offer; (ii) during the period referred to in clause “(i)” of this sentence, the Purchaser agrees to make adjustments in the terms and conditions of this Agreement such that this Agreement as so adjusted provides the Seller with a transaction that is at least as favorable as the Superior Offer; or (iii) the Seller shall not have made the payment required to be made to the Purchaser pursuant to Section 8.3.

8.2          Effect Of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (a) Section 5.1, this Section 8.2, Section 8.3 and Section 11 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) the termination of this Agreement shall not relieve any party from any liability for any: (i) material breach of any covenant or obligation contained in this Agreement; and (ii) willful or knowing breach of any representation or warranty contained in this Agreement.

8.3          Expenses; Termination Fees.

(a)           Except as set forth in this Section 8.3 and subject to Section 9 (including the indemnification and other obligations of the Seller thereunder), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Closing occurs; provided, however, that if: (i) this Agreement is terminated by the Purchaser or the Seller pursuant to Section 8.1(b) and at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; (ii) this Agreement is terminated by the Purchaser or the Seller pursuant to Section 8.1(d); (iii) this Agreement is terminated by the Purchaser pursuant to Section 8.1(e); or (iv) this Agreement is terminated by the Seller pursuant to Section 8.1(h), then in each case referred to in clauses “(i)” through “(iv)” of this sentence, the Seller shall make a nonrefundable cash payment to the Purchaser, at the time specified in Section 8.3(b), in an amount equal to the aggregate amount of all fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been paid or that may become payable by or on behalf of the Purchaser in connection with the preparation and negotiation of the Transactional Agreements and otherwise in connection with the Transactions, up to a maximum amount of $350,000.

(b)           In the case of termination of this Agreement by the Seller pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(h), any nonrefundable payment required to be made pursuant to the proviso to Section 8.3(a) shall be made by the Seller prior to the time of such termination; and in the case of termination of this Agreement by the Purchaser pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(e), any nonrefundable payment required to be made pursuant to the proviso to Section 8.3(a) shall be made by the Seller within two business days after such termination.

(c)           If the Seller fails to pay when due any amount payable by the Seller under this Section 8.3, then: (i) the Seller shall reimburse the Purchaser for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Purchaser of its rights under this Section 8.3; and (ii) the Seller shall pay to the Purchaser interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Purchaser in full) at  a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

9.                                      INDEMNIFICATION, ETC

9.1          Survival.

(a)           The representations and warranties made by each party to this Agreement shall survive (without limitation):  (i) the Closing and the sale of the Transferred Assets to the Purchaser; (ii) any sale or other disposition of any or all of the Transferred Assets by the Purchaser; and (iii) the dissolution of any party to this Agreement.

(b)           Subject to Section 9.1(c), the representations and warranties set forth in Section 2.4 (the “IP Representations”) shall terminate and expire on the second anniversary of the Closing Date and the representations and warranties set forth in Section 2 other than the IP Representations (the “General Representations”) shall terminate and expire on the first anniversary of the Closing Date; provided, however, that if, at any time prior to the second anniversary of the Closing Date (with respect to the IP Representations) or the first anniversary of the Closing Date (with respect to the General Representations), a state of facts shall have become known which may give rise to a claim for indemnification, compensation or reimbursement under Section 9.2 and an Indemnitee (acting in good faith) delivers to the Seller a written notice of such facts alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Seller and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Closing Date until such time as such claim is fully and finally resolved.  Subject to Section 9.1(c), the representations and warranties made by the Purchaser shall terminate and expire as of the Closing Date, and any liability of the Purchaser with respect to such representations and warranties shall thereupon cease.

(c)           The limitations set forth in Section 9.1(b) shall not apply in the case of claims based upon intentional misrepresentation or fraud.

(d)           The representations, warranties, covenants and obligations of the Seller, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or any knowledge of, any of the Indemnitees or any of their Representatives.

9.2          Indemnification By The Seller.

(a)           The Seller shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third-party claim) and that arise from or as a result of, or are connected with:

(i)            any breach of any representation or warranty made by the Seller in this Agreement as of the date of this Agreement (without giving effect to any notice provided pursuant to Section 5.3 or otherwise given or purported to have been given after the date of this Agreement, or update of or modification to the Disclosure Schedule made or purported to have been given or made after the date of this Agreement);

(ii)           any breach of any representation or warranty made by the Seller in this Agreement as if such representation and warranty had been made on and as of the Closing Date (without giving effect to any notice provided pursuant to Section 5.3 or otherwise given or purported to have been given after the date of this Agreement, or update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement);

(iii)         any breach of any covenant or obligation of the Seller contained in this Agreement or the Transition Services Agreement;

(iv)          any: (A) Liability of the Purchaser or any affiliate of the Purchaser under the U.K. Transfer of Undertakings (Protection of Employment) Regulations 1981 with respect to any Persons that were employees of the Seller’s subsidiary in the United Kingdom prior to the Closing (it being understood that, to the extent lawful and without any Liability to the Purchaser, the Purchaser will (i) execute and deliver such documents as the Seller may reasonably request and (ii) if requested by the Seller and if the Seller timely provides employee consulting information (including consultation scripts) reasonably satisfactory to the Purchaser, the Purchaser will consult with each such employee, in the case of each of clauses “(i)” and “(ii)” in an effort to minimize any Liabilities of the type described in this clause “(A)”); (B) any Liability of the Purchaser or any affiliate of the Purchaser that arises from or relates to the license to the Seller granted pursuant to Section 4.1(a)(3) of the Transition Services Agreement; and (C) Liability of the Seller or of any affiliate of the Seller (whether arising before or after the Closing), other than: (1) the Assumed Liabilities; and (2) any Liability with respect to the Excluded Claim;

(v)            any Liability that arises from or relates to any failure to comply with any bulk transfer law or similar Legal Requirement in connection with any of the Transactions or any challenge to, or claim for Damages or other relief in connection with, any of the Transactions under fraudulent transfer, successor liability, bankruptcy or similar laws;

(vi)          any matter identified or referred to in Items 2, 4 and 5 of Parts 2.4(e) and 2.4(f) of the Disclosure Schedule; or

(vii)         any Proceeding relating to any breach, alleged breach, Liability or matter of the type referred to in clause “(i),” “(ii),” “(iii),” “(iv),” “(v)” or “(vi)” above (including any Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 9).

(b)           Subject to Section 9.2(c), the Seller shall not be required to make any indemnification payment pursuant to Sections 9.2(a)(i) or 9.2(a)(ii) for any breach as set forth in such Sections until such time as the total amount of all Damages (including the Damages arising from such breach and all other Damages arising from any other breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $50,000.  (If the total amount of such Damages exceeds the $50,000, the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for only the amount of such Damages exceeding $50,000.)

(c)           The limitation on the indemnification obligations of the Seller that is set forth in Section 9.2(b) shall not apply in the case of claims based upon intentional misrepresentation or fraud.

(d)           Without limiting anything contained in this Agreement, in satisfying its obligations under Section 9.2(a)(iv)(A), the Seller shall pay directly to any employee entitled thereto any payments due to such employee in respect of the matter referred to in Section 9.2(a)(iv)(A), when such payments are due (it being understood that if the Seller fails to make any such payment when due and the Purchaser makes such payment, then the Seller shall pay to the Purchaser on demand (by cashier’s check) the amount of such payment paid by the Purchaser).

9.3          Maximum Liability.  With the exception of claims based upon intentional misrepresentation or fraud, in no event shall the aggregate amount of Damages which the Indemnitees shall be entitled to be indemnified against with respect to breaches of the IP Representations exceed $2,000,000 and in no event shall the aggregate amount of Damages which the Indemnitees shall be entitled to be indemnified against with respect to breaches of the General Representations exceed $1,000,000  (it being understood that the limitations set forth in this sentence shall not: (a) apply to any of the matters referred to in clauses “(iii),” “(iv),” “(v),” or “(vi)” of Section 9.2(a); (b) apply to any of the matters referred to in clause “(vii)” of Section 9.2(a) to the extent relating to clauses “(iii),” “(iv),” “(v),” or “(vi)” of Section 9.2(a); or (c) limit any right or remedy available to the Purchaser under any Existing Commercial Agreement).  In addition, for avoidance of doubt: (a) if the same or substantially similar facts or circumstances constitute a breach of a representation or warranty and provide the basis for, and are properly asserted in, a claim under clauses “(iii),” “(iv)” or “(v)” of Section 9.2(a) or under any Existing Commercial Agreement, the limitations contained in this Agreement with respect to breaches of representations and warranties shall not apply to such claim; and (b) if the same or substantially similar facts or circumstances constitute both a breach of an IP Representation and a breach of a

General Representation, the limitations contained in this Agreement with respect to breaches of IP Representations shall apply, and the limitations contained in this Agreement with respect to breaches of General Representations shall not apply, to such a claim.

9.4          Defense Of Third Party Claims.  In the event of the assertion or commencement by any Person of any Proceeding (whether against the Purchaser or against any other Person) with respect to which any Indemnitee may be entitled to indemnification, compensation or reimbursement pursuant to this Section 9, the Purchaser shall have the right, at its election, to proceed with the defense of such Proceeding on its own; provided, however, that: (a) the Purchaser shall promptly inform the Seller of any material developments with respect to such Proceeding; and provided, further, however, that any failure on the part of the Purchaser to so inform the Seller shall not limit any of the obligations of the Seller, or any of the rights of any Indemnitee, under this Section 9 (except to the extent such failure materially prejudices the defense of such Proceeding); and (b) the Purchaser may not settle or compromise any such Proceeding without the written consent of the Seller (which consent shall not be unreasonably withheld or delayed) (it being understood that if the Purchaser has not received a response from the Seller to the Purchaser’s request for such consent within ten days of delivering such request, then the Seller’s consent to such request shall be deemed to have been given); and provided further, however, that if the Purchaser does settle or compromise any such Proceeding without the written consent or deemed consent of the Seller and the Seller is determined to have acted reasonably with respect to withholding or delaying its consent to such settlement or compromise, then the Damages to which the Indemnitees may be entitled pursuant to Section 9.2(a) with respect to an indemnification claim in respect of such Proceeding shall not include the amount of such settlement or compromise (it being understood, however, that: (i) the amount of such settlement or compromise shall be considered Damages for purposes of determining whether the $50,000 deductible in Section 9.2(b) has been satisfied; and (ii) the Purchaser shall nonetheless be entitled to other Damages (including attorneys’ fees and expenses) incurred by it in connection with such Proceeding).  The Purchaser shall give the Seller prompt notice after it becomes aware of the commencement of any such Proceeding against the Purchaser; provided, however, any failure on the part of the Purchaser to so notify the Seller shall not limit any of the obligations of the Seller, or any of the rights of any Indemnitee, under this Section 9 (except to the extent such failure materially prejudices the defense of such Proceeding).  If the Purchaser does not elect to proceed with the defense of any such Proceeding, the Seller may proceed with the defense of such Proceeding with counsel reasonably satisfactory to the Purchaser; provided, however, that the Seller may not settle or compromise any such Proceeding without the prior written consent of the Purchaser (which consent may not be unreasonably withheld or delayed).

9.5          Exclusive Remedy; Recourse to Escrow.  With the exception of claims based upon intentional misrepresentation or fraud and an Indemnitee’s right to seek injunctive relief, from and after the Closing, Section 9 provides the exclusive remedy of the Indemnitees against the Seller with respect to any matter of the type referred to in Section 9.2.  Following the Closing, with the exception of claims based upon intentional misrepresentation or fraud, recourse of the Purchaser to the Escrow Account pursuant to this Agreement and the Escrow Agreement shall be the sole and exclusive remedy of the Purchaser and the other Indemnitees for Damages under the indemnification provisions contained in Sections 9.2(a)(i) and 9.2(a)(ii).

10.                               CERTAIN POST-CLOSING COVENANTS

10.1        Further Actions.

(a)           From and after the Closing Date, each party shall cooperate with the other party, and shall execute and deliver such documents and take such other actions as the other party may reasonably request, for the purpose of evidencing the Transactions, putting the Purchaser in possession and control of all of the Transferred Assets and ensuring the payment and performance by the Purchaser of the Assumed Liabilities.  To the extent that the parties hereto have been unable to obtain any Consent that the Purchaser reasonably deems necessary to be obtained for the transfer to the Purchaser of any of the Transferred Assets by the Closing Date, the Seller shall use its commercially reasonable efforts to obtain such Consent as promptly as practicable thereafter. Until such Consent is obtained, the Seller shall cooperate, and shall use its commercially reasonable efforts to cause its Specified Representatives to cooperate, with the Purchaser in any lawful arrangement designed to provide the Purchaser with the benefits of such Transferred Assets at no cost to the Purchaser in excess of the cost the Purchaser would have incurred (without modification to the terms of the Contract) if the Consent had been obtained.

(b)           Without limiting the generality of the foregoing, from and after the Closing Date, the Seller shall promptly remit to the Purchaser any funds that are received by the Seller that represent Transferred Assets.  If the Seller’s stockholders adopt a plan of dissolution and liquidation, then, at the request of the Purchaser, the Seller shall promptly provide to the Purchaser a power of attorney, in a form reasonably satisfactory to the Purchaser, substantially to the effect that the Seller: (i) irrevocably authorizes the Purchaser to endorse in the name of the Seller any check or other instrument that is made payable to the Seller and that represents the payment of any Transferred Asset; and (ii) irrevocably nominates, constitutes and appoints the Purchaser as the true and lawful attorney-in-fact of the Seller (with full power of substitution), and authorizes the Purchaser, in the name of and on behalf of the Seller, to execute, deliver, acknowledge, certify, file and record any document, to institute and prosecute any Proceeding and to take any other action that the Purchaser (acting reasonably) may deem appropriate for the purpose of: (A) collecting, asserting, enforcing or perfecting any claim, right or interest of any kind that is included in any of the Transferred Assets; or (B) defending or compromising any claim or Proceeding relating to any of the Transferred Assets.  The power of attorney referred to in the preceding sentence shall be coupled with an interest and shall be irrevocable, and shall survive the dissolution or insolvency of the Seller.

10.2        Publicity.  Each party shall ensure that, on and at all times after the Closing Date, except as required by applicable Legal Requirements, no press release or other similar publicity concerning any of the Transactions is issued or otherwise disseminated by or on behalf of such party without the other party’s prior written consent.  After the Closing Date and except as required by applicable Legal Requirements, the Seller shall keep strictly confidential, and shall not use or disclose to any other Person, any confidential or proprietary information that relates to any of the Transferred Assets (it being understood that before making any disclosure required by applicable Legal Requirements, the Seller shall provide the Purchaser with as much notice as is practicable in order to allow the Purchaser to seek a protective order or similar remedy).  Notwithstanding anything herein to the contrary, each party to this Agreement (and each of its employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to it related to such tax treatment and tax structure.  It is understood that there are no limits at any time on the ability of any party to consult its own independent tax advisor regarding the tax treatment or tax structure of the Transactions.  This authorization to disclose the tax treatment and tax structure is limited to the extent that confidentiality is required to comply with any applicable securities laws.

10.3        Continuing Access to Information.  From the Closing Date until the second anniversary of the Closing Date, the Purchaser shall give the Seller and its Specified Representatives reasonable access during normal business hours to (and shall allow the Seller and its Specified Representatives to make copies of) any accounting books and records and other financial data acquired by the Purchaser hereunder as may be necessary for: (a) preparation of tax returns and financial statements which are the responsibility of the Seller; (b) management and handling of any tax audits and tax disputes; and (c) complying with any audit request, subpoena or other investigative demand by any Governmental Body or for any civil litigation, or for any other reasonable purpose.  From the Closing Date until the second anniversary of the Closing Date, the Seller shall give the Purchaser and its Specified Representatives reasonable access during normal business hours to (and shall allow the Purchaser and its Specified Representatives to make copies of) any books and records relating to the Transferred Assets or the Assumed Liabilities or for any reasonable purpose; provided, however, that the Seller’s obligation under this sentence shall terminate as to any such books and records 30 days after the Seller gives written notice to the Purchaser that such books and records are being destroyed or will no longer be in the possession or control of the Seller, provided that the Seller gives the Purchaser a reasonable opportunity to take possession of such books and records.

10.4        [Intentionally Omitted]

10.5        Collection and Payment of Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees.

(a)           The following rules shall apply with respect to the ownership of and entitlement to all Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees:

(i)            all Email-Based End-User Customer Service Fees that relate to emails sent prior to the Closing shall belong to the Seller, and all Email-Based End-User Customer Service Fees that relate to emails sent after the Closing shall belong to the Purchaser;

(ii)           all Implementation Fees and Professional Services Fees collected by the Seller or the Purchaser (either before or after the Closing) that relate to obligations actually performed by the Seller prior to the Closing shall belong to the Seller, and all Implementation Fees and Professional Services Fees collected by the Seller or the Purchaser (either before or after the Closing) that relate to obligations that must be performed after the Closing shall belong to the Purchaser (it being understood that in order for any Implementation Fees or Professional Services Fees to belong to the Seller, the Seller must provide the Purchaser with evidence, reasonably satisfactory to the Purchaser, demonstrating that the obligations to which such Implementation Fees or Professional Services Fees relate or purport to relate have actually been performed prior to the Closing);

(iii)         all Hosting/Maintenance Fees and Operating Services Fees collected by the Seller or the Purchaser (either before or after the Closing) shall be allocated to the Seller and the Purchaser based upon the number of days prior to and after the Closing Date to which such Hosting/Maintenance Fees or Operating Services Fees relate (it being understood that the Seller shall be entitled to the portion of such Hosting/Maintenance Fees and Operating Services Fees related to the days prior to the Closing Date and the Purchaser shall be entitled to the portion of such Hosting/Maintenance Fees and Operating Services Fees related to the days from and after the Closing Date);

(iv)          all Transaction-Based Fees collected by the Seller or the Purchaser after the Closing shall be allocated to the Seller and the Purchaser based upon the sales that occurred prior to and after the Closing to which such Transaction-Based Fees relate (it being understood that the Seller shall be entitled to the portion of the Transaction-Based Fees related to the sales that occurred prior to the Closing and the Purchaser shall be entitled to the portion of the Transaction-Based Fees related to the sales that occurred from and after the Closing);

(v)            if the Seller (or a Seller Subsidiary) or the Purchaser (or a subsidiary of the Purchaser) receives a payment under or with respect to a Transferred Contract and the Seller or the Purchaser cannot determine to what invoice such payment relates, then the Seller and the Purchaser shall discuss and attempt to agree on the invoice to which such payment relates (it being understood that if no agreement can be reached after such discussion, then the payment will be deemed to relate to the oldest invoice sent under or with respect to such Transferred Contract); and

(vi)          if the Seller (or a Seller Subsidiary) or the Purchaser (or a subsidiary of the Purchaser) receives a partial payment under an invoice with respect to a Transferred Contract and the Seller or the Purchaser cannot determine to what services such payment relates, then the Seller and the Purchaser shall discuss and attempt to agree on the services to which such payment relates (it being understood that if no agreement can be reached after such discussion, then such partial payment shall be allocated between the Seller and the Purchaser on a pro rata basis, with such pro rata allocation being made based on the assumption that the invoice had been paid in full).

All amounts to which the Purchaser is entitled under this Section 10.5(a) shall be referred to as “Purchaser Fees” and all amounts to which the Seller is entitled under this Section 10.5(a) shall be referred to as “Seller Fees.”

(b)           Promptly (and in any event within 10 business days) after the Closing Date, the Seller shall deliver to the Purchaser a statement setting forth the amount of Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees and Professional Services Fees actually collected by the Seller prior to the Closing that constitute Purchaser Fees, together with a certified check in the amount of such Purchaser Fees.

(c)           Within 30 days after the end of each month during the six-month period following the Closing Date (the “Collection Period”): (i) the Purchaser shall deliver to the Seller a statement setting forth the amount, if any, of the Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees actually collected by the Purchaser during such month that constitute Seller Fees, together with a certified check in the amount of such Seller Fees; and (ii) the Seller shall deliver to the Purchaser a statement setting forth the amount, if any, of the Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees actually collected by the Seller during such month that constitute Purchaser Fees, together with a certified check in the amount of such Purchaser Fees.  If, after the expiration of the Collection Period, any Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees or Transaction-Based Fees are actually collected by the Purchaser or the Seller that belong to the other, the Purchaser or the Seller, as the case may be, shall promptly provide the other with a statement setting forth, and a certified check in the amount of, such fees.  From the Closing Date until the end of the term of the Transition Services Agreement, customers under the Transferred Contracts shall be invoiced as specified in the Transition Services Agreement; from and after the end of the term of the Transition Services Agreement, the Purchaser shall have the responsibility for invoicing customers under the Transferred Contracts.

(d)           The Purchaser shall not have the right to compromise, settle or adjust the amount of any of the Seller Fees without the Seller’s prior written consent (which shall not be unreasonably withheld or delayed), and the Seller shall not have the right to compromise, settle or adjust the amount of any of the Purchaser Fees without the Purchaser’s prior written consent (which shall not be unreasonably withheld or delayed).

11.                               MISCELLANEOUS PROVISIONS

11.1        Attorneys’ Fees.  If any Proceeding relating to any of the Transactional Agreements or the enforcement of any provision of any of the Transactional Agreements is brought against any party to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.2        Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) on the day sent by facsimile provided that the sender has received confirmation of transmission as of or prior to 5:00 p.m. local time of the recipient on such day; (c) the first business day after sent by facsimile to the extent that the sender has received confirmation of transmission after 5:00 p.m. local time of the recipient on the day sent by facsimile; or (d) the first business day after sent by registered mail, by courier or express delivery service, in any case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to the Seller:

FairMarket, Inc.
500 Unicorn Park Drive
Woburn, MA 01810
Facsimile: (781) 932-9250
Attention: Chief Executive Officer

with a copy to:

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Facsimile: (617) 523-1231
Attention: Robert P. Whalen, Jr.

if to the Purchaser:

eBay Inc.
2145 Hamilton Ave
San Jose, CA 95125
Facsimile: (408) 376-7514
Attention: General Counsel

with a copy to:

Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Facsimile: 650-849-7400
Attention:	Keith A. Flaum, and
Jennifer Fonner DiNucci

11.3        Time Of The Essence.  Time is of the essence of this Agreement.

11.4        Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.5        Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

11.6        Governing Law; Venue.

(a)           This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b)           Except as provided in Section 11.6(e), any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any court located in the State of Delaware or the United States District Court for the District of Delaware.  Each party to this Agreement:

(i)            expressly and irrevocably consents and submits to the exclusive jurisdiction of each state court located in the State of Delaware and the United States District Court for the District of Delaware in connection with any such Proceeding;

(ii)           agrees that each such court shall be deemed to be a convenient forum; and

(iii)         agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by any such court.

(c)           The Seller agrees that if any Proceeding is commenced against any Indemnitee by any Person in or before any court or other tribunal anywhere in the world, then such Indemnitee may proceed against the Seller in or before such court or other tribunal with respect to any indemnification claim or other claim arising from or relating to such Proceeding or any of the matters alleged therein or any of the circumstances giving rise thereto.

(d)           Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Proceeding arising out of or related to this Agreement or the Transactions.

(e)           Notwithstanding anything to the contrary contained in this Agreement, any claim for indemnification, compensation or reimbursement pursuant to Section 9 and any other claim brought after the Closing for a monetary remedy (such as in the case of a claim based on intentional misrepresentation or fraud) relating to this Agreement or the sale of the Transferred Assets to the Purchaser shall be brought and resolved exclusively in accordance with Exhibit L; provided, however, that nothing in this Section 11.6(e) shall prevent the Purchaser from seeking injunctive relief from a court of competent jurisdiction.

11.7        Successors And Assigns; Parties In Interest.  This Agreement shall be binding upon: the Seller and its successors and assigns (if any); and the Purchaser and its successors and assigns (if any).  This Agreement shall inure to the benefit of: the Seller; the Purchaser; the other Indemnitees; and the respective successors and assigns (if any) of the foregoing.  The Purchaser may freely assign any or all of its rights under this Agreement (including its indemnification rights under Section 9), in whole or in part, and may delegate any or all of its duties and obligations under this Agreement, to any wholly-owned subsidiary of the Purchaser without obtaining the consent or approval of any other Person.  The Purchaser may also freely assign any or all of its rights under Section 9, in whole or in part, to any Person that acquires any portion of the Transferred Assets without obtaining the consent or approval of any other Person.  From and after the Closing, the Seller may freely assign any or all of its rights under this Agreement, in whole or in part, and may delegate any or all of its duties and obligations under this Agreement, to a liquidating trust established by the Seller in connection with the adoption or implementation of a plan of liquidation or dissolution of the Seller.  Except as set forth in the preceding sentences, neither the Purchaser nor the Seller shall assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party.  Except for the provisions of Section 9, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any).

11.8        Remedies Cumulative; Specific Performance.  The rights and remedies of the parties hereto shall be cumulative (and not alternative).  The parties agree that: (a) in the event of any breach or threatened breach by the Seller or the Purchaser of any covenant, obligation or other provision set forth in this Agreement, the Purchaser or the Seller, as the case may be, shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) none of the Purchaser, the Seller or any other Indemnitee shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

11.9        Waiver.  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.10      Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Purchaser and the Seller.

11.11      Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.12      Entire Agreement.  The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

11.13      Disclosure Schedule.  The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section herein permitting such disclosure.

11.14      Bulk Sales Law.  Without relieving the Seller of its indemnification obligations pursuant to Section 9.2(a) with respect to compliance with bulk transfer laws and similar Legal Requirements in connection with the Transactions, the Purchaser and the Seller each hereby waive compliance by the other with any applicable provisions of any applicable bulk sales law.

11.15      Construction.

(a)           For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

The parties to this Agreement have caused this Agreement to be executed and delivered as of June 20, 2003.

FAIRMARKET, INC.,
a Delaware corporation

By:	/s/ NANDA KRISH

Title:	Chief Executive Officer

EBAY INC.,
a Delaware corporation

By:	/s/ GARY DILLABOUGH

Title:	Vice President, Strategic Partnerships

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Accountant.  “Accountant” shall mean Deloitte and Touche LLP; provided, however, that if Deloitte and Touche LLP is either the Purchaser’s or the Seller’s regular outside accounting firm at the time the allocation is required to be made as contemplated by Section 1.5 of the Agreement, then “Accountant” shall mean Ernst & Young LLP.

Acquisition Proposal.  “Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by the Purchaser) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction.  “Acquisition Transaction” shall mean any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction: (i) in which the Seller is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Seller; or (iii) in which the Seller issues securities representing more than 15% of the outstanding securities of any class of voting securities of the Seller; (b) any sale, lease, exchange, transfer, license, acquisition or other disposition of all or a material portion of the Seller’s business or assets (other than in the ordinary course of business consistent with past practice); or (c) any liquidation or dissolution of the Seller other than a plan of dissolution and liquidation not involving any third party that is adopted by the board of directors of the Seller and submitted to the stockholders of the Seller for approval at the Stockholders’ Meeting as contemplated by Section 4.4 of the Agreement.

Agreement.  “Agreement” shall mean the Asset Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Bounty Fees.  “Bounty Fees” shall mean all amounts owed or payable by the Seller or either of the Seller Subsidiaries to any customer of the Seller or either of the Seller Subsidiaries for any transactions completed on the customer’s auction site related to goods or services listed on another customer’s auction site.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract.  “Contract” shall mean any written, oral, implied or other legally binding agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy or benefit plan of any nature.

Damages.  “Damages” shall include any loss, damage, injury, decline in value, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature.

Disclosure Schedule.  “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to the Purchaser on behalf of the Seller, and prepared in accordance with Section 11.13 of the Agreement.

Email-Based End-User Customer Service Fees.  “Email-Based End-User Customer Service Fees” shall mean all amounts paid, owed or payable by any customer of the Seller or either of the Seller Subsidiaries under any Transferred Contract (or by any customer of any assignee of the Seller or such Seller Subsidiary under such Transferred Contract) for services provided or to be provided by the Seller or such Seller Subsidiary or assignee under such Transferred Contract related to end-user customer service that are charged on a per email basis.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or other encumbrance of any kind.

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Excluded Claim.  “Excluded Claim” shall have the meaning set forth in the Services Agreement referred to in Item 1 of Part 2.4(e) and 2.4(f) of the Disclosure Schedule.

Existing Commercial Agreements.  “Existing Commercial Agreements” shall mean those certain Contracts between the Purchaser and the Seller identified on Annex I to this Exhibit A.

GAAP.  “GAAP” shall mean United States generally accepted accounting principles.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

Hosting/Maintenance Fees.  “Hosting/Maintenance Fees” shall mean all fixed monthly fees paid, owed or payable by any customer of the Seller or either of the Seller Subsidiaries under any Transferred Contract (or by any customer of any assignee of the Seller or such Seller Subsidiary under such Transferred Contract) for services provided or to be provided by the Seller or such Seller Subsidiary or assignee under such Transferred Contract related to hosting and maintaining a customer’s auction site, promotion site or other online presence on computer servers owned, controlled or operated by or for the Seller or such Seller Subsidiary or assignee and providing Internet access to such site or presence.  Hosting/Maintenance Fees include any fixed monthly fees that are designated as “Application Fees” in a Transferred Contract.

Immaterial Contract.  “Immaterial Contract” shall mean any Seller Contract: (a) that relates exclusively to general and administrative matters (such as Contracts for office supplies, insurance policies or matters necessary for any liquidation or wind-down of the Seller); (b) that is a nonexclusive, internal use software license of non-customized software that is generally available on standard terms for less than $1,000; (c) that relates exclusively to any capital stock or other securities of the Seller; (d) pursuant to which the Seller has borrowed or received any funds; (e) pursuant to which the Seller occupies any real property; or (f) that relates exclusively to benefits made available to the current or former employees of the Seller.

Implementation Fees.  “Implementation Fees” shall mean all amounts paid, owed or payable by any customer of the Seller or either of the Seller Subsidiaries under any Transferred Contract (or by any customer of any assignee of the Seller or such Seller Subsidiary under such Transferred Contract) for services provided or to be provided by the Seller or such Seller Subsidiary or assignee under such Transferred Contract related to developing, preparing and setting up a customer’s auction site, promotion site or other online presence, as well as services relating to providing any standard integration to the customer’s systems where such services are performed as part of implementation and the fee for such services is included as part of the implementation fee set forth in the applicable Transferred Contract (it being understood that if such fee is not so included then the fee for such services will be deemed to be included in Professional Services Fees).

Indemnitees.  “Indemnitees” shall mean the following Persons: (a) the Purchaser; (b) the Purchaser’s current and future affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above.

Intellectual Property.  “Intellectual Property” shall mean algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, IP cores, net lists, photomasks, semiconductor devices, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights.  “Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

Knowledge.  “Knowledge” shall mean, with respect to any fact, circumstance, event or other matter in question with respect to the Seller, the actual knowledge of such fact, circumstance, event or other matter by any of the individuals listed on Annex II to this Exhibit A.

Legal Requirement.  “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability.  “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Operating Services Fees.  “Operating Services Fees” shall mean all fixed monthly fees paid, owed or payable by any customer of the Seller or either of the Seller Subsidiaries under any Transferred Contract (or by any customer of any assignee of the Seller or such Seller Subsidiary under such Transferred Contract) for account management and other services not provided at an hourly rate, end-user customer service and other operating services provided or to be provided by the Seller or such Seller Subsidiary or assignee under such Transferred Contract.

Order.  “Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

Permitted Liens.  “Permitted Liens” shall mean: (a) Encumbrances which do not and will not detract from the value or interfere with the use of the Transferred Assets subject thereto or affected thereby; (b) liens for Taxes not yet due and payable which do not and will not detract from the value or interfere with the use of the Transferred Assets subject thereto or affected thereby; and (c) with respect to Transferred Contracts, the Assumed Liabilities related thereto.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period.  “Pre-Closing Period” shall mean the period from the date of the Agreement through the earlier of: (a) the Closing Date; and (b) the effective date of any valid termination of the Agreement.

Proceeding.  “Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

Professional Services Fees.  “Professional Services Fees” shall mean all amounts (other than Implementation Fees and Operating Services Fees) paid, owed or payable by any customer of the Seller or either of the Seller Subsidiaries under any Transferred Contract (or by any customer of any assignee of the Seller or such Seller Subsidiary under such Transferred Contract) for services provided or to be provided by the Seller or such Seller Subsidiary or assignee under such Transferred Contract related to: (a) modifying, providing customizations to or developing specialized integration for a customer’s auction site, promotion site or other online presence; (b) developing business applications, technical customization, integration, e-marketing, usability and other consulting services; or (c) operating services for which the Seller charges an hourly fee.

Registered IP.  “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Representatives.  “Representatives” of a party shall mean: (a) such party’s officers, directors, employees, stockholders, affiliates, attorneys, investment bankers, advisors, accountants, agents and representatives; and (b) the officers, directors, employees, stockholders, attorneys, investment bankers, advisors, accountants, agents and representatives of each of such party’s affiliates.

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Seller Contract.  “Seller Contract” shall mean any Contract:  (a) to which the Seller or either of the Seller Subsidiaries is a party; (b) by which the Seller or either of the Seller Subsidiaries or any of its or their assets is bound or under which the Seller or either of the Seller Subsidiaries has any obligation; or (c) under which the Seller or either of the Seller Subsidiaries has any right.

Seller IP.  “Seller IP” shall mean all Intellectual Property Rights and Intellectual Property in which the Seller has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Seller IP Contract.  “Seller IP Contract” shall mean any Seller Contract that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Seller IP or any Intellectual Property developed by, with or for the Seller.

Seller Software.  “Seller Software” shall mean any software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by the Seller at any time (other than non-customized third party software licensed to the Seller for internal use on a non-exclusive basis).

Seller Subsidiaries.  “Seller Subsidiaries” shall mean FairMarket U.K. Limited and FairMarket Network PTY Ltd.

Specified Business.  “Specified Business” shall mean the Seller’s: (a) promotions business and (b) business-to-business surplus business.

Specified Employees.  “Specified Employees” shall mean those employees of the Seller identified in Schedule 4.2(i).

Specified Person.  “Specified Persons” shall mean the Specified Employees and those persons identified in Schedule 4.2(c).

Specified Representatives.  “Specified Representatives” of a party shall mean: (a) such party’s officers, directors, employees, attorneys, investment bankers, advisors, accountants, agents and representatives; and (b) the officers, directors, employees, attorneys, investment bankers, advisors, accountants, agents and representatives of each of such party’s subsidiaries.

Superior Offer.  “Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to purchase all of the outstanding shares of the Seller’s capital stock, all or substantially all of the assets of the Seller (including cash, cash equivalents and other similar liquid investments) or all or substantially all of the assets of the Seller (other than cash, cash equivalents and other similar liquid investments) on terms that the board of directors of the Seller determines, in its reasonable judgment, after consultation with an independent financial advisor of nationally recognized reputation, to be more favorable to the Seller’s stockholders than the terms of the Transactions; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

Tax.  “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount

(including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax-sharing agreement or similar Contract.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Transaction-Based Fees.  “Transaction-Based Fees” shall mean all amounts paid, owed or payable by any customer of the Seller or either of the Seller Subsidiaries under any Transferred Contract (or by any customer of any assignee of the Seller or such Seller Subsidiary under such Transferred Contract) based on the transactions for the customer’s goods or services processed by the Seller or such Seller Subsidiary or assignee under such Transferred Contract or through the use of any services or technology of the Seller or such Seller Subsidiary or assignee pursuant to such Transferred Contract.

Transactional Agreements.  “Transactional Agreements” shall mean: (a) the Agreement; (b) the Escrow Agreement; (c) the Assignment and Assumption Agreement; (d) the U.K. Assignment and Assumption Agreement; (c) the Australia Assignment and Assumption Agreement; (e) the Transition Services Agreement; (f) the Termination Agreement; and (g) all bills of sale, assignments and other agreements delivered or to be delivered in connection with the transactions contemplated by the Agreement.

Transactions.  “Transactions” shall mean: (a) the execution and delivery of the respective Transactional Agreements; and (b) all of the transactions contemplated by the Transactional Agreements, including: (i) the sale of the Transferred Assets by the Seller to the Purchaser in accordance with the Agreement; (ii) the assumption of the Assumed Liabilities by the Purchaser and/or one or more affiliates of the Purchaser pursuant to the Assignment and Assumption Agreement, the U.K. Assignment and Assumption Agreement and the Australia Assignment and Assumption Agreement; and (iii) the performance by the Seller and the Purchaser of their respective obligations, and the exercise by the Seller and the Purchaser of their respective rights, under the Transactional Agreements.

Transferred Assets.  “Transferred Assets” shall have the meaning set forth in Section 1.1.

Transferred Contracts.  “Transferred Contracts” shall have the meaning set forth in Section 1.1(b).

Transferred Receivables.  “Transferred Receivables” shall have the meaning set forth in Section 1.1(d).

Triggering Event.  A “Triggering Event” shall be deemed to have occurred if: (a) the board of directors of the Seller shall have failed to recommend that the Seller’s stockholders vote to approve the sale of the Transferred Assets to the Purchaser, or shall have withdrawn or modified in a manner adverse to the Purchaser the Seller Board Recommendation; (b) the Seller shall have failed to include in the Proxy Statement the Seller Board Recommendation or a statement to the effect that the board of directors of the Seller has determined and believes that the sale of the Transferred Assets to the Purchaser is in the best interests of the Seller’s stockholders; (c) the board of directors of the Seller fails to reaffirm the Seller Board Recommendation, or fails to reaffirm its determination that the sale of the Transferred Assets to the Purchaser is in the best interests of the Seller’s stockholders, within 10 business days after: (i) an Acquisition Proposal is made, submitted or announced or there has been a material change to an Acquisition Proposal that had previously been made, submitted or announced; and (ii) the Purchaser requests in writing that such recommendation or determination be reaffirmed; (d) the board of directors of the Seller shall have approved, endorsed or recommended any Acquisition Proposal; (e) the Seller shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (f) a tender or exchange offer relating to securities of the Seller shall have been commenced and the Seller shall not have sent to its securityholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that the Seller recommends rejection of such tender or exchange offer; (g) an Acquisition Proposal is publicly announced, and the Seller fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced; or (h) the Seller shall have breached in any material respect or any Specified Representative of the Seller shall have taken any action inconsistent in any material respect with any of the provisions set forth in Section 4.3 of the Agreement.

TABLE OF CONTENTS

1.	SALE OF ASSETS; RELATED TRANSACTIONS.
	1.1	Sale of Assets
	1.2	Purchase Price
	1.3	Electronic Transfer of Transferred Assets
	1.4	Sales Taxes
	1.5	Allocation
	1.6	Closing

2.	REPRESENTATIONS AND WARRANTIES OF THE SELLER
	2.1	Due Organization; Subsidiaries; Etc
	2.2	Certificate of Incorporation and Bylaws; Records
	2.3	SEC Filings; Financial Statements; Etc
	2.4	Intellectual Property
	2.5	Contracts
	2.6	Title To Transferred Assets
	2.7	Customers; Receivables
	2.8	Compliance with Legal Requirements
	2.9	Proceedings; Orders
	2.10	Tax Matters
	2.11	Authority; Binding Nature Of Agreements; Required Vote
	2.12	Non-Contravention; Consents
	2.13	Brokers
	2.14	Sufficiency of Transferred Assets
	2.15	Full Disclosure

3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
	3.1	Due Organization
	3.2	Authority; Binding Nature Of Agreements
	3.3	Non-Contravention; Consents
	3.4	Brokers
	3.5	Proceedings

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4.	PRE-CLOSING COVENANTS OF THE SELLER
	4.1	Access And Investigation
	4.2	Operation Of Business
	4.3	No Solicitation
	4.4	Meeting of Stockholders
	4.5	Proxy Statement

5.	ADDITIONAL PRE-CLOSING COVENANTS OF THE PARTIES
	5.1	Disclosure
	5.2	Commercially Reasonable Efforts
	5.3	Notification
	5.4	Filings and Consents

6.	CONDITIONS PRECEDENT TO THE PURCHASER’S OBLIGATION TO CLOSE
	6.1	Accuracy of Representations
	6.2	Performance of Covenants
	6.3	Stockholder Approval
	6.4	Consents
	6.5	Agreements and Documents
	6.6	No Material Adverse Change
	6.7	No Proceedings
	6.8	No Restraints

7.	CONDITIONS PRECEDENT TO THE SELLER’S OBLIGATION TO CLOSE
	7.1	Accuracy of Representations
	7.2	Performance of Covenants
	7.3	Stockholder Approval
	7.4	Agreements and Documents
	7.5	No Restraints

8.	TERMINATION
	8.1	Termination Events
	8.2	Effect Of Termination
	8.3	Expenses; Termination Fees

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9.	INDEMNIFICATION, ETC
	9.1	Survival
	9.2	Indemnification By The Seller
	9.3	Maximum Liability
	9.4	Defense Of Third Party Claims
	9.5	Exclusive Remedy; Recourse to Escrow

10.	CERTAIN POST-CLOSING COVENANTS
	10.1	Further Actions
	10.2	Publicity
	10.3	Continuing Access to Information
	10.4	[Intentionally Omitted]
	10.5	Collection and Payment of Email-Based End-User Customer Service Fees, Hosting/Maintenance Fees, Implementation Fees, Operating Services Fees, Professional Services Fees and Transaction-Based Fees

11.	MISCELLANEOUS PROVISIONS
	11.1	Attorneys’ Fees
	11.2	Notices
	11.3	Time Of The Essence
	11.4	Headings
	11.5	Counterparts
	11.6	Governing Law; Venue
	11.7	Successors And Assigns; Parties In Interest
	11.8	Remedies Cumulative; Specific Performance
	11.9	Waiver
	11.10	Amendments
	11.11	Severability
	11.12	Entire Agreement
	11.13	Disclosure Schedule
	11.14	Bulk Sales Law
	11.15	Construction

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